Exhibit 15.3

July 23, 2026

Securities and Exchange Commission

100 F Street, N.E.

 Washington, DC 20549

Commissioners:

We have read Form 6-K dated July 23, 2026, of Dr. Reddy's Laboratories Limited and are in agreement with the statements contained in the paragraphs 4 (a) and (b) on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young Associates LLP

Hyderabad, India